OD
6/26/13

SECURITI 13025586 ION

Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 12 2013
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-48719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BlackRock Execution Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Howard Street
(No. and Street)

San Francisco CA 94105-2212
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Saurabh Pathak 212-810-8182
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center New York New York 10281-1414
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OD 7/2/13
KW 6/28

SEC 1410 (06-02)

BlackRock Execution Services
TABLE OF CONTENTS

This report contains (check all applicable boxes):

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AN OATH OR AFFIRMATION

I, Saurabh Pathak, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to BlackRock Execution Services (the "Company") as of December 31, 2012, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/25/13
Date

Financial and Operations Principal
Title

Subscribed to before me this 25th day of February, 2013.

Notary Public

MYRNA MOSS
Notary Public-State of New York
No. 01MO6129342
Qualified in New York County
Commission Expires June 20, 2013

BlackRock Execution Services
Statement of Financial Condition

As of December 31, 2012

Contents

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholder of
BlackRock Execution Services
New York, New York

We have audited the accompanying statement of financial condition of BlackRock Execution Services (the "Company") as of December 31, 2012, and the related notes ("the financial statement") that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BlackRock Execution Services as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2013

BlackRock Execution Services
Statement of Financial Condition
December 31, 2012
(Dollar amounts in thousands, except share data)

Assets		
Cash	$	59,109
Commissions receivable		2,666
Due from related parties		1,264
Deferred tax assets		678
Deposit with clearing organization		500
Other assets		416
Total assets	$	64,633
Liabilities		
Due to related parties	$	10,399
Accounts payable and accrued liabilities		960
Total liabilities		11,359
Stockholder's equity		
Common stock ($0.01 par value - 1,000 shares authorized, one share issued and outstanding)		-
Additional paid-in capital		6,486
Retained earnings		46,788
Total stockholder's equity		53,274
Total liabilities and stockholder's equity	$	64,633

See accompanying notes to statement of financial condition.

1. Organization

BlackRock Execution Services (the "Company") is incorporated in the State of California. The Company is a wholly owned subsidiary of BlackRock Institutional Trust Company, N.A., which is a wholly owned subsidiary of BlackRock, Inc. ("BLK"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and the California Department of Corporations and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides agency trading services to its clients.

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The preparation of statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fair Value Measurements

The provisions of Accounting Standards Codification ("ASC") 820-10, *Fair Value Measurements and Disclosures* establish a hierarchy that prioritizes inputs to valuation techniques used to measure fair value and require companies to disclose the fair value of their financial instruments according to the fair value hierarchy (i.e., Level 1, 2 and 3 inputs, as defined). The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

- Level 1 Inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date.
- Level 2 Inputs: Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 Inputs: Unobservable inputs for the valuation of the asset or liability, which may include non-binding broker quotes.

2. Significant Accounting Policies (continued)

Fair Value Measurements (continued)

The Company's financial assets measured at fair value consist of an investment in a third party money market fund which is included in deposit with clearing organization on the statement of financial condition. At December 31, 2012, the Company's investment in the third party money market fund was classified as Level 1. The carrying value of the money market fund approximates its fair value, which was obtained through the use of a third party pricing vendor.

Income Taxes

The Company accounts for income taxes under the asset and liability method prescribed by ASC 740-10, *Income Taxes* ("ASC 740-10"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Management periodically assesses the recoverability of its deferred tax assets based upon expected future earnings, taxable income in prior carryback years, future deductibility of the asset, changes in applicable tax laws and other factors. If management determines that it is not more likely than not that the deferred tax asset will be fully recoverable in the future, a valuation allowance may be established for the difference between the asset balance and the amount expected to be recoverable in the future. This allowance will result in a charge to the Company's statement of income. Further, the Company records its income taxes receivable and payable based upon its estimated income tax liability. The Company has not recorded any valuation allowances related to deferred tax assets on its statement of financial condition pursuant to ASC 740-10 at December 31, 2012.

ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has not recorded any liabilities on its statement of financial condition pursuant to ASC 740-10 at December 31, 2012.

3. Income Taxes

For the year ended December 31, 2012, the Company's operations will be included in the consolidated federal income tax return of BLK. The Company does not file separate state and municipal income tax returns; the Company's state and/or municipal income tax returns will be consolidated with one or more BLK subsidiaries on a combined or unitary basis. The Company has entered into a written agreement with BLK providing for the allocation and payment of income tax on the basis as if it were to file separate federal and state income tax returns. These payments and refunds are to be settled with BLK or its wholly owned subsidiaries. As of December 31, 2012, the Company recorded income taxes payable of $8.7 million and income taxes receivable of $1.2 million on the statement of financial condition, which is included in due to related parties and due from related parties, respectively.

Deferred tax assets and liabilities are recorded net on the statement of financial condition when they relate to the same tax jurisdiction. Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Company's financial statements. These temporary differences result in taxable or deductible amounts in future years. The temporary difference that gave rise to a significant portion of the Company's deferred tax asset at December 31, 2012, was the future tax deduction for state tax expense. This deduction is recognized in the following year for federal tax purposes.

The Company is subject to U.S. federal income tax as well as income tax in multiple jurisdictions. The tax years after 2006 remain open to U.S. federal examination and the tax years after 2003 remain open for state and local income tax examinations. During 2011, the IRS commenced its federal income tax audit for the tax years 2007 through 2009, and while the impact on the Company's financial statements is undetermined, it is not expected to be material. The Company is currently under audit in certain state and local jurisdictions.

4. Related Party Transactions

A wholly owned subsidiary of BLK provides general and administrative services to the Company. Charges for such services are based on actual usage or on defined formulas, which, in management's view, result in reasonable allocations. At December 31, 2012, the fee due to the wholly owned subsidiaries of BLK is $494 thousand and is included in due to related parties.

Due from related parties includes a receivable of approximately $50 thousand from a wholly owned subsidiary of BLK for a payment made by the Company on behalf of the subsidiary. Also, due to related parties includes approximately $1.2 million owed to various wholly owned subsidiaries of BLK for various payments made on behalf of the Company.

4. Related Party Transactions (continued)

Outstanding amounts related to the above transactions are recorded net in due to and due from related parties where the legal right and intent to offset exists.

5. Indemnifications, Commitments and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified, as this could involve future claims that may be made against the Company that have not yet occurred. Management believes that the likelihood of any material liability arising under these arrangements is remote. No liability has been recorded on the statement of financial condition.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the statement of financial condition of the Company at December 31, 2012.

6. Deposit with Clearing Organization

At December 31, 2012, the Company maintained a deposit with its clearing broker in the amount of $500 thousand, which is invested in a third party money market fund.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Act, which requires the Company to maintain minimum net capital of the greater of $5 thousand or 6.67% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 after the first year of operations. At December 31, 2012, the Company had net capital of approximately $49.8 million, which was $49.0 million in excess of its required net capital of $758 thousand. The Company's ratio of aggregate indebtedness to net capital was 0.23 to 1.

8. Subsequent Events

The Company reviewed subsequent events occurring through the date that the statement of financial condition was issued, and determined that no additional subsequent events occurred that would require accrual or additional disclosures.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2013

To the Board of Directors and Shareholder of
BlackRock Execution Services
New York, New York

In planning and performing our audit of the financial statements of BlackRock Execution Services (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 25, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP